July 3, 2024

Trevor Ashurst
Vice President of Finance
Koil Energy Solutions, Inc.
1310 Rankin Road
Houston, TX 77073

       Re: Koil Energy Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-30351
Dear Trevor Ashurst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Erik Wiik